Exhibit 99.5

ENERFLEX LTD. REPORTS STRONG THIRD-QUARTER 2022 RESULTS, UNDERSCORED BY SUCCESSFUL ACQUISITION OF EXTERRAN CORPORATION AND $100 MILLION OF ENERGY TRANSITION BOOKINGS

NEWS RELEASE

CALGARY, Alberta, November 9, 2022 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”), a premier integrated global provider of energy infrastructure and energy transition solutions, today reported its financial and operational results for the three and nine months ended September 30, 2022.

“The completion of the Exterran acquisition and strong global natural gas and energy transition market fundamentals, which has driven our combined backlog of $1.5 billion in modularized natural gas and carbon capture solutions, paves the way for the most exciting time in Enerflex’s forty-year history,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Our asset base of nearly two million horsepower of compression and over 25 gas plants worldwide provides cash flows that are low-risk, long-term, and diverse in geographies, counterparties, and commodity drivers. This stable portfolio of natural gas assets, the $1.5 billion backlog in Engineered Systems, and solid progress on three major Energy Infrastructure investments, will drive success on our three key value-creating priorities throughout 2023: strengthening our financial position; delivering on expected synergies; and growing our free cash flow, all in support of an attractive capital allocation framework.”

OUTLOOK

•

On October 13, 2022, Enerflex successfully completed the previously announced acquisition (the “Transaction”) of Exterran Corporation (“Exterran”). Building upon strong third-quarter 2022 results, Enerflex is entering this transformative phase in a position of strength, and is well-positioned to capitalize on robust global natural gas and energy transition market fundamentals.

•

Enerflex is focused on integrating the two companies and delivering on expected annual run-rate synergies of approximately U.S.$60 million, which are expected to be captured within 12 to 18 months of the closing of the Transaction and be attained primarily through increased operational efficiencies and reductions in overhead.

•

For the balance of 2022 and through 2023, Enerflex plans to complete the following three Energy Infrastructure investments and one cryogenic natural gas processing facility currently in progress in the Middle East:

•	A natural gas infrastructure asset that will be operational before year-end 2022, and is underpinned by a 10-year take-or-pay contract with a national oil company.

•	A build-own-operate-maintain (“BOOM”) produced water facility that started operations in early November 2022, and is underpinned by a four-year take-or-pay contract with a national oil company.

•

A BOOM produced water facility that is expected to be completed in the first half of 2023, and is underpinned by a 10-year take-or-pay contract with a joint venture between a national oil company and an international super-major oil and gas company.

•	The delivery of a modularized cryogenic natural gas processing facility that is expected to be completed in 2023 and will be accounted for as a product sale.

•	Upon completion, Enerflex anticipates generating significant excess cash flow, which will be used to strengthen the Company’s financial position.

•

Enerflex continues to expand its Energy Transition business, securing approximately $100 million of Energy Transition bookings during the third quarter of 2022. Once in operation, these carbon capture projects will collectively capture and permanently sequester over one million tonnes of carbon dioxide (“CO2”) per annum. The projects are included in the Company’s Engineered Systems bookings and backlog.

•	Of significant note, Enerflex entered into an agreement with a customer to provide a modularized integrated carbon capture facility that will abate approximately 450,000 tonnes of CO2 per annum.

•

With public policy increasingly supportive of investments required to decarbonize, Enerflex will continue to leverage its expertise in delivering modularized integrated process technology solutions to grow its Energy Transition business and support its customers in improving their emissions profiles while driving the global decarbonization agenda towards a sustainable future.

•

Together with the cost savings and synergies expected to be captured from the Transaction, as well as a combined pro forma backlog of approximately $1.5 billion, Enerflex has de-risked its deleveraging plan following the closing of the Transaction.

•

Enerflex expects to reduce its bank-adjusted net debt to earnings before finance costs, income taxes, depreciation, and amortization (“EBITDA”) ratio to below 2.5 times within 12 to 18 months of the closing of the Transaction.

•	As of November 9, 2022, Enerflex’s net debt balance was approximately $1.36 billion.

•

Once Enerflex meets its debt reduction targets, the Company expects to have greater optionality to deliver increased returns of capital to shareholders and to profitably invest in strategic growth projects. Enerflex expects to continue paying its quarterly dividend of at least $0.025 per share and will be disciplined in its investments and discretionary spending to protect its financial position.

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THIRD-QUARTER 2022 RESULTS

Financial and Operational Results Summary

	Three Months Ended			Nine Months Ended
$ millions, except per share amounts(1), percentages, and horsepower	September 30, 2022	June 30, 2022	September 30, 2021(2)	September 30, 2022	September 30, 2021(2)
FINANCIAL RESULTS
Revenue	392.8	372.1	231.1	1,088.0	638.8
Gross margin	78.7	63.6	50.3	195.9	146.9
Gross margin as a percentage of revenue (%)	20.0	17.1	21.8	18.0	23.0
Selling and administrative (“SG&A”) expenses	55.1	43.3	40.7	145.3	112.5
Operating income(3)	23.6	20.2	9.6	50.7	34.4
Net earnings (loss)	(32.8)	13.4	7.0	(19.8)	14.3
Per share	(0.37)	0.15	0.08	(0.22)	0.16
Earnings before finance costs and income taxes (“EBIT”)(3)	(24.1)	20.9	10.0	3.9	34.5
EBIT as a percentage of revenue (%)	(6.1)	5.6	4.3	0.4	5.4
Cash provided by operating activities	37.7	21.1	11.5	36.1	84.4
EBITDA(3)	(2.4)	42.9	32.0	69.6	99.0
Adjusted EBITDA(3)	52.5	44.9	32.8	136.1	98.6
Long-term debt	368.4	346.0	345.3	368.4	345.3
Net debt	169.6	198.9	243.0	169.6	243.0
Return on capital employed (“ROCE”) (%)(3)(4)	1.6	3.7	4.0	1.6	4.0
Engineered Systems bookings(3)	347.6	313.3	191.1	897.8	444.3
Engineered Systems backlog(3)	883.7	737.0	375.4	883.7	375.4
OPERATIONAL RESULTS

Energy Infrastructure (horsepower)	816,554	826,691	785,627	816,554	785,627

(1)	Per share amounts are based on weighted average diluted common shares outstanding.
(2)

Certain prior period amounts have been reclassified between cost of goods sold (“COGS”) and SG&A expenses. See Note 1 “Summary of Significant Accounting Policies” of the unaudited condensed interim consolidated financial statements and notes as at and for the three and nine months ended September 30, 2022 (the “financial statements”).

(3)

Non-IFRS measure that is not a standardized measure under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar non-IFRS measures disclosed by other issuers. See “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates, and a reconciliation to such comparable financial measure.

(4)	For the trailing 12 months ended September 30, 2022.

Enerflex’s financial statements and Management’s Discussion and Analysis (“MD&A”) as at and for the three and nine months ended September 30, 2022, are available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

Key Financial Results

•

Enerflex experienced continued momentum in its Engineered Systems business, particularly in the U.S.A. segment, with bookings of $348 million recorded during the quarter, the Company’s largest quarterly booking since 2018, to support a growing backlog of $884 million. Including Exterran’s product sales backlog, the combined pro forma backlog was approximately $1.5 billion at September 30, 2022.

•

Revenue of $393 million increased for the sixth consecutive quarter, driven primarily by a large Engineered Systems opening backlog, a record-high utilization rate for the U.S.A. contract compression fleet, and favourable currency translation effects from a strengthening U.S. dollar.

•

The ongoing economic recovery has allowed the Company to capture higher-margin work. Enerflex’s third-quarter 2022 gross margin increased to $79 million, or 20.0%, from $64 million, or 17.1%, in the second quarter of 2022.

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•

The gross margins for Service and Engineered Systems product lines improved, increasing to 17.0% and 13.6%, respectively, as margins for the two product lines continue to trend positively towards pre-pandemic levels.

•

The gross margin for the Energy Infrastructure product line modestly increased to 39.5%, reflecting the stability of the revenue and cost profiles associated with the Company’s long-term BOOM solutions, infrastructure leases, and contract compression solutions.

•

Enerflex delivered an adjusted EBITDA of $53 million during the third quarter of 2022, increasing by approximately $8 million from the second quarter of 2022, and reflecting continued improvements in business activity.

•

Enerflex recognized a net loss of $33 million during the quarter. While strong business performance drove improvements in the Company’s revenue and gross margin during the period, rising interest rates resulted in the Company recording a non-cash impairment charge of $48 million on previously recognized goodwill associated with its Canada segment.

Financial Position

•

Maintaining a strong financial position is a key tenet of Enerflex’s long-term strategy. As of September 30, 2022, Enerflex’s long-term debt balance was $368 million, its net debt balance was $170 million, and its bank-adjusted net debt to EBITDA ratio was 1.03 times, excluding non-recourse debt.

•	In connection with the Transaction, Enerflex established a new debt capital structure comprised of the following:

•	U.S.$700 million three-year secured revolving credit facility (the “Revolving Credit Facility”)

•	U.S.$625 million aggregate principal amount of 9.00% senior secured notes due 2027 (the “Notes”)

•	U.S.$150 million three-year secured term loan facility (the “Term Loan Facility”)

•

Upon closing of the Transaction, using the net proceeds of the Notes, the Term Loan Facility, an initial draw on the Revolving Credit Facility, and cash on hand, Enerflex fully repaid the existing Enerflex and Exterran notes and revolving credit facilities.

•

Strong business performance and a combined pro forma backlog of approximately $1.5 billion has provided visibility into the Company’s revenue-generating capabilities in 2023. Accordingly, Enerflex expects to reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times within 12 to 18 months of the closing of the Transaction. As of November 9, 2022, Enerflex’s net debt balance was approximately $1.36 billion.

Returns to Shareholders

•

Enerflex is committed to delivering a sustainable dividend to shareholders, declaring a dividend of $0.025 per share ($2.2 million in aggregate) during the third quarter of 2022, resulting in cumulative dividends declared of $0.075 per share ($6.7 million in aggregate) through the nine months ended September 30, 2022.

•

Subsequent to September 30, 2022, the Board of Directors declared a quarterly dividend of $0.025 per share, payable on January 12, 2023, to shareholders of record on November 24, 2022. The ex-dividend date is November 23, 2022.

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Capital Expenditures and Work-in-progress (“WIP”) Related to Finance Leases

•	Enerflex invested approximately $46 million in Energy Infrastructure capital expenditures and WIP related to finance leases during the third quarter of 2022.

•

$27 million was invested in the Company’s rental assets, including $22 million for the organic expansion of its contract compression fleet, primarily to meet growing customer demand in the U.S.A. segment.

•	$19 million was invested in the large natural gas infrastructure project underway in the Middle East, which remains scheduled to be completed before year-end 2022.

•	During the nine months ended September 30, 2022, Enerflex invested approximately $101 million in Energy Infrastructure capital expenditures and WIP related to finance leases.

Segmented Results

	Three Months Ended September 30, 2022
$ millions, except percentages	Total	U.S.A.	Canada	Rest of World
FINANCIAL RESULTS
Revenue	392.8	241.8	65.8	85.2
Energy Infrastructure	82.8	43.1	1.1	38.6
Service	109.1	56.0	19.5	33.6
Engineered Systems	200.9	142.7	45.2	13.0
Operating income (loss)	23.6	16.7	(2.4)	9.3
EBIT	(24.1)	16.7	(50.0)	9.3
EBITDA	(2.4)	28.5	(48.2)	17.3
Engineered Systems bookings	347.6	292.0	41.0	14.6
Engineered Systems backlog	883.7	628.2	135.8	119.7

U.S.A.

•

The U.S.A. segment continued to be the primary driver of Enerflex’s strong business performance. Increased resource development in the Permian Basin and liquefied natural gas exports off the U.S. Gulf Coast have resulted in significant demand for the Company’s products and services. Additionally, Enerflex has observed increased interest in its carbon capture and electrification solutions as customers begin to invest in initiatives to lower their emissions.

•	During the quarter, Enerflex grew the U.S.A. segment’s Engineered Systems backlog by 31% from the prior quarter.

•	Enerflex’s U.S.A. contract compression fleet reached a record-high average utilization rate of 95% during the period.

Canada

•

The Canada segment observed modest declines in revenue and gross margin relative to the second quarter of 2022. However, performance for the segment has strengthened considerably year-over-year as a result of higher Engineered Systems bookings and an increased number of parts orders and maintenance service agreements.

•	During the third quarter of 2022, Enerflex recorded a non-cash impairment charge of $48 million on previously recognized goodwill associated with its Canada segment.

•

In August 2022, the British Columbia Oil & Gas Commission recommenced issuing licenses for resource development activities in the province. Enerflex expects Canadian activity to increase once a mutually beneficial resolution of outstanding issues between the Blueberry River First Nations and the Government of British Columbia is fully agreed upon.

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Rest of World

•

Long-term Energy Infrastructure and Service agreements continued to provide stability in the Rest of World segment’s results, while Engineered Systems revenues decreased from the second quarter of 2022 due to the completion of a major project in Latin America.

CONFERENCE CALL AND WEBCAST DETAILS

Enerflex’s senior leadership team will be hosting a conference call to discuss the Company’s third-quarter 2022 results on Thursday, November 10, 2022 at 10:00 am (MST). To participate, register at https://register.vevent.com/register/BI674ba70c28c841099a939266cdce8559. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The live audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flow, including Engineered Systems bookings and backlog, operating income (loss), EBIT, EBITDA, adjusted EBITDA, net debt to EBITDA ratio, and ROCE. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, the non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures, such as net earnings (loss) or any other measure of performance determined in accordance with IFRS, as indicators of Enerflex’s performance. See “Non-IFRS Measures” of Enerflex’s MD&A for the three and nine months ended September 30, 2022, which information is incorporated by reference into this news release, and which is available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

Engineered Systems Bookings and Backlog

Engineered Systems bookings and backlog are monitored by Enerflex as indicators of future revenue and business activity levels for the Engineered Systems product line. Bookings are recorded in the period when a firm commitment or order is received from customers, increasing the Company’s backlog in the period. Conversely, revenue recognized on Engineered Systems products decreases backlog in the period that the revenue is recognized. As a result, backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The full amount of revenue is removed from backlog at the commencement of the lease.

Operating Income (Loss)

Operating income (loss) assists the reader in understanding the net contributions made from the Company’s core businesses after considering all SG&A expenses. Each operating segment assumes responsibility for its operating results as measured by, amongst other factors, operating income (loss), which is defined as income before income taxes, finance costs, net of interest income, equity earnings or loss, gain or loss on sale of assets, and impairment of goodwill. Financing and related charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the operating performance of business segments.

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EBIT

EBIT provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates.

EBITDA

EBITDA provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed, how assets are amortized, or how the results are taxed in various jurisdictions.

Adjusted EBITDA

Enerflex’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s performance and results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA, as determined under IFRS.

The items that have been adjusted historically for presentation purposes relate generally to five categories:

1.	Impairment or gains on idle facilities and impairment of goodwill, excluding rental asset impairments

2.	Severance costs associated with restructuring activities and cost reduction initiatives undertaken in response to the COVID-19 pandemic

3.	Grants received from federal governments in response to the COVID-19 pandemic

4.	Transaction costs related to mergers and acquisitions activity

5.	Share-based compensation

Enerflex has presented the impact of share-based compensation as it is an item that can fluctuate significantly with changes in Enerflex’s share price during a period based on factors that are not specific to the long-term performance of the Company.

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on the current assets and structure.

	Three Months Ended			Nine Months Ended
$ millions	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
EBIT	(24.1)	20.9	10.0	3.9	34.5
Severance costs in COGS and SG&A	—	—	—	—	0.7
Government grants in COGS and SG&A	—	—	(3.9)	—	(14.4)
Transaction costs	3.8	4.6	—	14.1	—
Share-based compensation	3.1	(2.7)	4.7	4.5	13.2
Depreciation and amortization	21.7	22.1	22.0	65.6	64.5
Impairment of goodwill	48.0	—	—	48.0	—

Adjusted EBITDA	52.5	44.9	32.8	136.1	98.6

Net Debt to EBITDA

Net debt is defined as short- and long-term debt less cash and cash equivalents at the end of the period, which is then divided by the annualized EBITDA.

ROCE

ROCE is a measure that analyzes the operating performance and efficiency of the Company’s capital allocation decisions. The ratio is calculated by taking EBIT for the 12-month trailing period, which is then divided by capital employed. Capital employed is debt and equity less cash and cash equivalents for the trailing four quarters.

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ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to: the characteristics of Enerflex following completion of the Transaction; the Company’s ability to leverage its sustainable asset portfolio and backlog position to deliver on its value-creating priorities throughout 2023, including strengthening its financial position, delivering on expected synergies without sacrificing operational capabilities, and growing its excess cash flow to support an attractive capital allocation framework; the anticipated benefits and synergies of the Transaction and the Company’s ability to realize upon such benefits and synergies, including expected annual run-rate synergies of approximately U.S.$60 million, expected to be captured within 12 to 18 months of the closing of the Transaction; the Company’s anticipated completion dates for its various investments and facilities, including the completion of three Energy Infrastructure investments and one cryogenic natural gas processing facility currently in progress in the Middle East; expectations regarding the future performance of carbon capture projects and expected CO2 emissions abated following completion of certain projects; expectations regarding the Company’s ability to generate significant excess cash flow, to be used to strengthen the Company’s financial position; Enerflex’s targeted financial metrics after the Transaction, including the Company’s expectations regarding the reduction of its bank-adjusted net debt to EBITDA ratio to below 2.5 times within 12 to 18 months of the closing of the Transaction; the Company’s expectations regarding its ability to increase returns of capital to shareholders and to profitably invest in strategic growth projects; the Company’s targeted growth plans and related anticipated benefits, including global energy transition trends; the Company’s expectations regarding the increase of Canadian activity once a mutually beneficial resolution of outstanding issues between the Blueberry River First Nations and the Government of British Columbia is fully agreed upon; and Enerflex’s expectations regarding the continued payment of its quarterly dividend of at least $0.025 per share.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; the markets in which Enerflex’s products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in governmental regulation, laws, and income taxes; environmental, social, and governance matters; the duration and severity of business disruptions and other negative impacts resulting from the COVID-19 pandemic or other crises; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and

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synergies from, the Transaction and the timing and quantum thereof; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2021, available on SEDAR and EDGAR, respectively; in Enerflex’s MD&A for the three and nine months ended September 30, 2022, and in Exterran’s Form 10-Q for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, available on SEDAR and EDGAR, respectively.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in more than 100 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, New Zealand, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953

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